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SEC FILE NUMBER
8-46661

SEC Mail Processing
MAR 01 2023
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Infinex Investments Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

538 Preston Avenue
(No. and Street)

Meriden	CT	06450
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Stephen P . Amarante	203-599-6000	samarante@infinexgroup.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

RSM US LLP
(Name – if individual, state last, first, and middle name)

225 Asylum Street Suite 2300	Hartford	CT	06103
(Address)	(City)	(State)	(Zip Code)

9/24/2003	#49
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RAS

OATH OR AFFIRMATION

I, Stephen P. Amarante, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Infinex Investments Inc., as of December 31, 2 022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Stephen P Amarante

Title: President & CEO

Jennifer M Cody
Notary Public

JENNIFER M CODY
Notary Public, State of Connecticut
My Commission Expires 04/30/23

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ *(i) Computation of tangible net worth under 17 CFR 240.18a-2.*
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, *17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under* 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

TABLE OF CONTENTS

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Audit Committee and the Board of Directors
AG Artemis Holdings, LP

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Infinex Investments, Inc. and Subsidiary (the Company) as of December 31, 2022, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States ofAmerica.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 1998.

Hartford, Connecticut
February 27, 2023

INFINEX INVESTMENTS, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

		December 31, 2022
ASSETS		
Cash and cash equivalents (Note 1 and 3)	$	34,817,187
Receivable from clearing broker and insurance carriers (Note 1 and 14)		10,048,736
Other accounts receivable, net of allowance of $11,717 (Note 1)		1,646,627
Investments at fair value (Note 4)		121,231
Due from related parties (Note 9)		1,384,008
Deferred compensation plan assets at fair value (Note 4)		2,686,581
Equipment, furniture and software, net of accumulated depreciation and amortization of $15,345 (Note 7)		109,701
Other assets (Note 1 and 5)		5,215,304
Right of use asset (Note 1 and 11)		223,047
Prepaid taxes		1,340,621
Intangible assets, net of accumulated amortization of $2,694,876 (Note 6)		90,515,124
Goodwill (Note 6)		76,543,724
Total assets	$	224,651,891
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Commission payable (Note 1)	$	13,618,397
Accounts payable and accrued expenses (Note 12 and 13)		4,262,259
Lease liability (Note 1 and 11)		223,439
Securities sold, not yet purchased (Note 4 and 14)		4,168
Deferred revenue (Note 1)		796,162
Deferred tax liability (Note 8)		19,548,943
Due to related parties (Note 9)		2,677,799
Total liabilities	$	41,131,167
Commitments and contingencies (Notes 9, 11, 12, and 15)		
Stockholders' Equity (Notes 9, 13 and 17)		
Additional paid-in capital		183,211,848
Retained earnings		308,876
Total stockholder's equity	$	183,520,724
Total liabilities and stockholders' equity	$	224,651,891

See Notes to Consolidated Statement of Financial Condition.

Note 1 - Nature of Business and Summary of Significant Accounting Policies

Nature of business

Infinex Investments, Inc. ("Infinex" or the "Company") was incorporated in April 1993 and is a registered broker/dealer under the Securities Exchange Act of 1934. Infinex is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and is also subject to oversight by the Securities and Business Investment Division of the Department of Banking of the State of Connecticut, and similar agencies in states in which the Company operates.

In May 2015, Infinex Financial Holdings Inc. ("Infinex Holdings") was formed and a share exchange took place whereby each Infinex Shareholder exchanged its Infinex Shares for shares in Infinex Holdings equal to the number of shares of Infinex Stock held by each Infinex Shareholder. At that time, Infinex Holdings became the sole shareholder of Infinex.

On May 13, 2022, Advisor Group Holdings, Inc. ("AGHI") entered into an agreement and plan of merger ("Merger Agreement") by and among Infinex Holdings, AGHI and Longitude Mergersub, Inc. ("Merger Sub") to acquire Infinex Holdings and its wholly-owned subsidiaries (the "Merger"). Pursuant to the Merger Agreement, on October 3, 2022 (the "Closing Date"), Merger Sub merged with and into Infinex Holdings, with Infinex Holdings surviving as a wholly-owned subsidiary of AGHI. Infinex Holdings remained the sole shareholder of Infinex. The Merger was accounted for as a business combination with assets acquired and liabilities assumed recorded at fair value as of the Closing Date, and in accordance with the Company's election to apply pushdown accounting, the impact of the Merger has been recognized in the Company's statement of financial condition – see Note 2 – Summary of Business Combination and Purchase Accounting.

Infinex sells shares of registered investment companies, provides securities brokerage services and investment advisory services to individuals as an introducing broker on a fully disclosed basis and provides annuity and insurance products of certain insurance carriers as an insurance agency through subscribing financial institutions, some of which were shareholders prior to the Merger. A portion of the commissions earned by Infinex through the sale of both investment and insurance products are shared with the financial institution where the specific product was sold.

Infinex operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that Infinex clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/ dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Significant accounting policies

Basis of financial statement presentation

The consolidated financial statement have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Principles of consolidation

The accompanying consolidated financial statement include the accounts of Infinex and its wholly-owned subsidiary BI Investments, LLC (collectively, the "Company"). All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of estimates

The preparation of the consolidated financial statement, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statement, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates that are susceptible to material change in the near term relate to the evaluation of intangible assets (customer relationships, advisor relationships, non-competition agreements, technology and trademark) and goodwill for impairment.

Cash and cash equivalents

For purposes of reporting cash flows, the Company considers short-term investments with maturities of 90 days or less to be cash equivalents. The Company maintains balances with a bank that generally exceed federally insured limits and the Company has uninsured investments with a bank in the form of securities purchased under agreements to resell as described in Note 3. The Company has not experienced any losses from such concentrations.

Securities Owned

Securities owned are valued at fair value with realized and unrealized gains and losses recognized in earnings as investment gains and losses. Securities transactions are recorded on the trade date.

Securities sold, not yet purchased

Securities sold, not yet purchased represents short sales and are reported at fair value with changes in fair value recognized in income. The Company is required to maintain as collateral, cash or other securities, with its clearing broker.

Fair value

The Company uses fair value measurements to record fair value adjustments to certain assets and to determine fair value disclosures. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value is best determined based upon quoted market prices. However, in certain instances, there are no quoted market prices for certain assets or liabilities. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the asset or liability.

Fair value measurements focus on exit prices in an orderly transaction (that is, not a forced liquidation or distressed sale) between market participants at the measurement date under current market conditions. If there has been a significant decrease in the volume and level of activity for the asset or liability, a change in valuation technique or the use of multiple valuation techniques may be appropriate. In such instances, determining the price at which willing market participants would transact at the measurement date under current market conditions depends on the facts and circumstances and requires the use of significant judgment.

The Company's fair value measurements are classified into a fair value hierarchy based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. The three categories within the hierarchy are as follows:

Level 1 Quoted prices in active markets for identical assets and liabilities.

Level 2 Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, interest rates and yield curves observable at commonly quoted intervals, implied volatilities, credit spreads, and market-corroborated inputs.

Level 3 Unobservable inputs shall be used to measure fair value to the extent that relevant observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at the measurement date. Level 3 assets and liabilities include financial instruments whose value is determined using pricing models, discounted cash flows methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment.

See Note 4 for additional information regarding fair value.

Revenue recognition

The Company recognizes revenue when it is determined that the customer obtains control of the good or service and the performance obligation has been satisfied.

In certain cases, other parties are involved with providing services to our customers. If the Company is a principal in the transaction, providing services itself or through a third party on its behalf, revenues are reported based on the gross consideration received from the customer and any related expenses are reported gross. If the Company is an agent in the transaction, referring customers to another party to provide services, the Company reports its net fee or commission retained as revenue.

Commissions

Commissions revenue and expense are recognized on the trade date of the underlying securities transactions. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed to and the risks and rewards of ownership have been transferred to/from the customer. Commissions revenue and expense on variable annuity, fixed annuity and insurance products are recognized on the date that the annuity is approved by the insurance carrier and paid for by the owner. Commissions revenue also includes trailing fees paid by product partners for ongoing services and/or advice provided to underlying investor accounts. This variable consideration is collected in arrears and is fully constrained until the market value of customers' investment holdings and future premiums are determinable.

Investment advisory fees

The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue ratably over the period that such services are provided which are distinct from the services provided in other periods. Certain advisory fees are billed in advance and are reported as deferred revenue and certain advisory fees are billed in arrears and are reported as receivables until the services are provided.

Commissions expense represents the amounts of commissions revenue shared with the Company's subscribing financial institutions.

Other services income

Other services income is income primarily on the back-office services provided to our customers. As our services are deemed to be a series of distinct services, revenue is primarily recognized ratably over the period that such services are provided. Certain other services are billed in advance and reported as deferred revenue. Deferred revenue, which is considered a contract liability under Topic 606, represents advanced consideration received from customers for which the Company has a remaining performance obligation to fulfill. Contract liabilities are recognized over time as the performance obligation is satisfied. As of December 31, 2022, approximately $676,000 of contract liabilities are included in deferred revenue which will be recognized over the next twelve months.

Other brokerage income

Other brokerage income is ancillary income on trade execution, advisory services or custody of accounts at our clearing broker dealer. Revenue is recognized as the performance obligation is satisfied. Recognition varies from point in time to over time depending on whether the service is provided once at an identifiable point in time or if the service is provided continually over the contract life. As of December 31, 2022, approximately $120,000 of contract liabilities are included in deferred revenue which will be recognized over the next twelve months.

Receivables from customers

Receivables from customers primarily consist of amounts due for commission revenue from our clearing broker and insurance carriers which was approximately $8,266,000 for commission and advisory fee revenue and approximately $1,783,000 for other services and brokerage income. In addition, included in other accounts receivable at December 31, 2022 was approximately $1,538,000 that was due from customers and carriers for other services and other brokerage income.

An allowance for uncollectible amounts is recorded at inception using estimates and assumptions based on historical experience and other current factors. The estimates are updated periodically to reflect changes in loss experience and other current factors.

Incremental costs to obtain a customer

Included in other assets are incremental costs to obtain a customer. These consist of advances to subscribers and bonuses paid to employees for obtaining a customer. These are amortized on the straight-line method over the life of the expected contract subscriber agreement life which ranges from 5 to 13 years. See Note 5 for further discussion of incremental costs to obtain a customer.

Share-based compensation

Prior to the merger, certain executive officers and employees participate in a restricted stock plan. The period of time during which the restricted stock will remain subject to restrictions is designated in the grant agreements. The Company recognizes share-based compensation based on the grant date fair value over the requisite service period of the individual grants, which is equal to the vesting period. In connection with the share exchange between Infinex and Infinex Holdings in May of 2015, all shares in the restricted stock plan of Infinex were also exchanged for shares of Infinex Holdings. Since the shares are awarded and earned based on the efforts of the employee at Infinex, the related share-based compensation costs continue to be reported as an expense of Infinex. See Note 2 for discussion of AGHI Merger.

Equipment, leasehold improvements, furniture and software

Equipment, furniture and software are stated at cost net of accumulated depreciation and amortization. Depreciation and amortization is provided on a straight-line basis over the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized over the shorter of the lease life or the estimated useful life of the improvement.

Leases

The Company is a lessee in several non-cancelable operating leases for office space, automobiles and other office equipment. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, not to recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement and that do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. We recognize lease cost associated with our short-term leases on a straight-line basis over the lease term.

The Company has made an accounting policy election for office space and automobiles to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component. For office equipment (copiers and fax machines), the Company has made an accounting policy to separate lease components of a contract from its associated non-lease components (lessor-provided maintenance).

See Note 11 for additional information regarding leases.

Goodwill and other intangible assets

Goodwill represents the cost of acquired assets in excess of values ascribed to identifiable net assets. Goodwill is not subject to amortization.

Intangible assets represent customer relationships, advisor relationships, non-competition agreements, technology, and trade name. These assets are being amortized using the straight-line method over the estimated useful lives of the related intangible, which range from two to thirteen years.

For goodwill, the Company follows the accounting guidance that prescribes a two-step process for impairment testing of goodwill, which is performed on October 1st annually, as well as when an event triggering impairment may have occurred. The first step tests for impairment, while the second step, if necessary, measures the impairment. Definite lived intangible assets such as customer and advisor relationships, are reviewed for impairment whenever facts and circumstances indicate that the carrying amounts of such assets may be impaired. As the Merger occurred after the impairment analysis date of October 1, 2022, the Company was excluded from AGHI's annual goodwill and intangible impairment analysis. The goodwill

and intangibles were fair valued as of the Merger date of October 3, 2022 and there were no indicators of goodwill or other intangible asset impairment between the Merger date and December 31, 2022.

Income taxes

In May 2015, the Company became a wholly owned subsidiary of Infinex Holdings and is a member of a group that files consolidated federal and state income tax returns, as applicable, commencing in 2015. In connection therewith, the Company and Infinex Holdings will enter into a Tax Allocation Agreement (the "Agreement") under which each member of the group will adopt the separate return method of allocating current and deferred taxes as if the member was a separate taxpayer. Pending the finalization of the Agreement, the Company and Infinex Holdings have adopted the separate return method of allocating current and deferred taxes as their accounting policy.

Under this method, income taxes payable to, or refundable from, the applicable tax authorities are recognized in the financial statement of Infinex Holdings who is the taxpayer for income tax purposes. Under the terms of the Agreement, the Company computes its separate tax asset or liability as if it had filed separate tax returns and may receive from, or remit to, Infinex Holdings, any related tax benefit or cost realized by Infinex Holdings, as a result of the Company's inclusion in the consolidated Infinex Holdings tax returns, except with regard to a tax loss for which the Company would not be entitled to a current refund. Under such circumstances, such tax loss represents a loss carryforward whose realization is assessed on a separate entity basis.

As of the Closing Date, the Company became a wholly owned subsidiary of AGHI and will be included in AGHI's consolidated federal and state tax returns, as applicable, as of the period beginning with the Closing Date and ending December 31, 2022. As a result, the Company will enter into a new Tax Sharing Agreement (the "New Agreement") with AGHI which has substantially similar terms as the previously mentioned Agreement, wherein "Infinex Holdings" is replaced with "AGHI."

The Company recognizes income taxes under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the statement of income.

The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by the relevant taxing authorities.

The Company's open tax years subject to examination by the relevant taxing authorities are 2019, 2020 and 2021. The Company has no liabilities for uncertain tax positions at December 31, 2022.

Recent Accounting Pronouncements:

ASU 2019-12 – On January 1, 2022, the Company adopted ASU 2019-12, *Simplifying the Accounting for Income Taxes*. The amendments in this standard simplified the accounting for income taxes by removing certain exceptions to the general principles in ASC 740, *Income Taxes*. The amendments also provided improvements related to the consistent application of

GAAP as well as simplifying other areas of ASC 740 by clarifying and amending existing guidance. The adoption of this ASU did not have a material impact on the Company's financial statement.

ASU 2021-08 – In October 2021, the FASB issued ASU 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers*. This ASU requires that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with ASC 606 as if it had originated the contracts. This ASU was effective on January 1, 2023, and the adoption of this ASU did not have a material impact on the Company's financial statement.

Note 2 - Summary of Business Combination and Purchase Accounting

AGHI Merger

As discussed in Note 1, on October 3, 2022, Merger Sub merged with and into Infinex Holdings, with Infinex Holdings surviving as a wholly-owned subsidiary of AGHI. The Merger was accounted for as a business combination by AGHI with assets acquired and liabilities assumed recorded at fair value as of the Closing Date, and in accordance with the Company's election to apply pushdown accounting, the impact of the Merger has been recognized in the Company's financial statement based on their provisional fair values. The provisional fair values assigned to assets acquired and liabilities assumed will be evaluated through the measurement period which will not extend past October 2, 2023.

Assets Acquired and Liabilities Assumed

The Company performed a valuation of acquired assets and liabilities associated with the Merger in accordance with Accounting Standards Codification ("ASC") 805, *Business Combinations*, and ASC 820, *Fair Value Measurements and Disclosures*. The values assigned to the assets acquired and liabilities assumed are based on preliminary estimates of fair value available as of the date of this report and may be adjusted during the measurement period of up to 12 months from the date of acquisition as further information becomes available. Any changes in the fair values of the assets acquired and liabilities assumed during the measurement period may result in adjustments to goodwill.

A summary of the provisional assets acquired and liabilities assumed as a direct result of the Company's pushdown accounting election is as follows:

ASSETS		
Cash and cash equivalents	$	25,396,467
Receivable from clearing broker and insurance carriers		18,768,672
Other accounts receivable		1,941,980
Investments at fair value		6,294,459
Due from related parties		171,851
Deferred compensation of plan assets at fair value		2,954,014
Equipment, furniture and software		125,046
Other assets		3,258,325
Right of use asset		313,935
Prepaid taxes		1,339,835
Intangible assets		93,210,000
Total assets	$	153,774,584
LIABILITIES		
Commissions payable	$	12,097,085
Accounts payable and accrued expenses		13,405,715
Lease liability		314,719
Deferred revenue		1,386,162
Deferred tax liability		19,439,029
Subordinated debt		463,750
Total liabilities	$	47,106,460
Net assets acquired (excluding goodwill)	$	106,668,124

The purchase price consisted of $162.1 million of cash, $4 million of rollover equity and $17.1 million of contingent consideration.

Goodwill and Intangible Assets

Based on the valuation above, goodwill of $76,543,724 related to the Merger was recognized at the Closing Date in the Statement of Financial Condition related to expected synergies created with combining operations and onboarding advisors and assets to AGHI's platform. Goodwill from this transaction is not deductible for income tax purposes.

The fair value of the acquired intangible assets were estimated using an income approach for the trade name, customer relationships and non-competition agreements resulting from the Merger, first determining the portion of cash flow that is attributable to these intangibles. The intangible asset cash flows are forecast over the economic life of each asset, and value is determined by measuring the present value of the allocated after-tax cash flows and adding the tax amortization benefit. The fair value of advisor relationships were determined using an excess earnings method and the economic useful lives were determined based on historical account data. The fair value of the acquired technology was estimated using a replacement cost analysis, which determines the amount of time and expense required to rebuild the asset, adjusted by economic depreciation, obsolescence and tax effects.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the acquisition date:

	Fair Value	Useful Life
Customer relationships	$ 75,330,000	12 years
Advisor relationships	9,810,000	6 years
Non-competition agreements	3,710,000	2 years
Technology	3,310,000	5 years
Trade name	1,050,000	3 years
Total identified intangible assets	$ 93,210,000	

Contingent Consideration

The acquisition of Infinex Holdings included contingent consideration recorded at AGHI at a fair value of $17.1 million as of the Closing Date, with total payout of up to $25.5 million. The payout of the contingent consideration to shareholders of Infinex Holdings is based on (i) the achievement of specific gross dealer concession "GDC" calculations as of the first anniversary of the acquisition, (ii) the renewal of a certain third-party contract prior to the second anniversary of the acquisition, and (iii) payments made on certain litigation matters prior to the third anniversary of the acquisition. The contingent consideration, if any, will be distributed to the premerger Infinex Holdings shareholders based upon their prior pro rata ownership.

Note 3 - Securities Purchased Under Agreements to Resell

Securities purchased under agreements to resell are classified as cash and cash equivalents and generally mature overnight. The securities underlying the agreements are transferred into a third-party custodian account designated by the financial institution under a written custodial agreement that recognizes the purchasers' interests in the securities. At December 31, 2022, the total amount of securities purchased under agreements to resell was approximately $12,008,165. The Company is required to maintain a target balance of cash on deposit of $100,000 with financial institutions following a security transaction. All amounts above the target balance are not considered bank deposits and accordingly are not insured by the FDIC.

Note 4 - Fair Value

Accounting guidance defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. As defined, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Based on the observability of the inputs used in the valuation techniques the Company is required to provide the following information according to the fair value hierarchy described in Note 1. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values.

The Company assesses the levels of the investments at each measurement date, and transfers between levels are recognized on the actual date of the event or change in circumstances that caused the transfer in accordance with the Company's accounting policy regarding the recognition of transfers between levels of the fair value hierarchy. There were no transfers among Levels 1, 2 and 3 during the year.

The following tables provide the assets and liabilities carried at fair value and measured at fair value on a recurring basis as of December 31, 2022, and indicate the fair value hierarchy of the valuation techniques utilized by the Company to determine the fair value:

	Balance as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
ASSETS				
Investment securities:				
Fixed Income:				
Government	$ 5,873	$ —	$ 5,873	$ —
Corporate Debt	21,597	—	21,597	—
Certificate of Deposits	17,063	—	17,063	—
Mutual Funds:				
Equity Sector	23,232	23,232	—	—
Large Cap	243	243	—	—
Mid Cap	19,154	19,154	—	—
REIT:				
Healthcare Trust	34,069	—	—	34,069
Total investment securities	$ 121,231	$ 42,629	$ 44,533	$ 34,069
Deferred compensation plan assets:				
Stocks:				
Fixed Income	$ 2,325	$ 2,325	$ —	$ —
Large Cap	306,689	306,689	—	—
Mid Cap	200,815	200,815	—	—
Small Cap	19,016	19,016	—	—
Utility	73,561	73,561	—	—
International	24,637	24,637	—	—
Mutual Funds:				
Fixed Income	37,472	37,472	—	—
Large Cap	83,932	83,932	—	—
Commodities	22,685	22,685	—	—
Diversified Equity	77,105	77,105	—	—
Equity Sector	382,191	382,191	—	—
International	180,353	180,353	—	—
Technology	9,376	9,376	—	—
ETFs:				
Fixed Income	318,173	318,173	—	—
Large Cap	199,396	199,396	—	—
Commodities	28,914	28,914	—	—
Equity Sector	229,327	229,327	—	—
International	112,521	112,521	—	—
Diversified Equity	10,026	10,026	—	—
Total deferred compensation plan assets	$ 2,318,514	$ 2,318,514	$ —	$ —
Cash and cash equivalents included in deferred compensation plan assets	368,067	368,067		
Total deferred compensation plan assets	$ 2,686,581	$ 2,686,581		

	Balance as of December 31, 2022	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
LIABILITIES				
Securities sold, not yet purchased:				
Fixed Income:				
Municipal Debt	$ 4,168	$ —	$ 4,168	$ —
Total	$ 4,168	$ —	$ 4,168	$ —

Where there is an active market, securities are classified within Level 1 of the valuation hierarchy. The Company's Level 1 securities include stocks, mutual funds, and ETFs. Included in Level 1 are $2,318,514 assets of the Company relating to its Supplemental Deferred Compensation Savings Plan. See Note 13 for additional information regarding this Plan. If quoted prices are not available, then fair values are estimated using quoted prices of securities with similar characteristics or interest rates and yield curves observable at commonly quoted intervals and are classified using Level 2 of the valuation hierarchy. Level 2 securities include U.S. Treasuries, corporate debt and certificate of deposits. Level 3 securities include non-traded REITS whereby unobservable inputs are used to measure fair value. Fair values are estimated utilizing discounted cash flow methods and sales comparison approach by independent valuation specialists.

The contractual maturities of fixed income securities as of December 31, 2022 were as follows:

Contractual maturities as of December 31, 2022	Amount
Less than 12 months	$ 10,830
More than 12 months	33,703
Total	$ 44,533

Note 5 - Other Assets

Other assets were comprised of the following at December 31, 2022:

	Amount
Deposits	$ 286,708
Insurance premiums receivable under split dollar life agreement	434,822
Incremental costs to obtain a customer	3,205,152
Prepaid expenses	1,205,372
Other	83,250
Total other assets	$ 5,215,304

Incremental costs to obtain a customer consist of advances to subscribers and bonuses paid to employees for obtaining a customer. These are amortized on the straight-line method over the life of the expected contract subscriber agreement life which ranges from 5 to 13 years.

Note 6 - Goodwill and Intangible Assets

The carrying amount of goodwill at December 31, 2022 is as follows:

	Amount
Goodwill	$ 76,543,724

There was no impairment loss for the period from October 3, 2022 to December 31, 2022.

Intangible assets were comprised of the following at December 31, 2022:

		Amount
Customer relationships	$	75,330,000
Advisor relationships		9,810,000
Trade name		1,050,000
Technology		3,310,000
Non-competition agreements		3,710,000
Subtotal		93,210,000
Less: accumulated amortization		(2,694,876)
Net carrying amount	$	90,515,124

Note 7 - Equipment, Furniture and Software

At December 31, 2022, equipment, furniture and software consisted of the following:

		Amount
Equipment and software	$	77,681
Furniture and fixtures		47,365
Subtotal		125,046
Less: accumulated depreciation and amortization		(15,345)
Total	$	109,701

Note 8 - Income Taxes

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2022:

		Successor October 3, 2022 - December 31, 2022
Deferred tax assets:		
Net operating losses	$	1,217,123
Deferred compensation		721,418
State taxes		936,123
Other assets		1,134,956
Accrued liabilities		260,829
Lease liability		59,999
Total gross deferred tax assets		4,330,448
Deferred tax liabilities:		
Intangible assets		(23,819,497)
Right of use asset		(59,894)
Total gross deferred tax liability		(23,879,391)
Net deferred tax liability	$	(19,548,943)

The Company expects to be able to fully utilize the net operating loss carryforwards prior to their expiration dates.

Note 9 - Other Related Party Transactions

At October 2, 2022, the Company had cash on deposit of approximately $100,000, and agreements to purchase securities under agreements to resell of approximately $15,309,498 with a financial institution, who was also a shareholder of Infinex Holdings through October 2, 2022.

For the Predecessor period from January 1, 2022 to October 2, 2022, the Company processed and paid approximately $469,500 of expenses for Infinex Holdings. In addition, the Company provided cash advances of approximately $82,500 and received reimbursements of approximately $390,000 from Infinex Holdings for the Predecessor period from January 1, 2022 to October 2, 2022. The amount due from Infinex Holdings at October 2, 2022 was approximately $172,000.

For the Predecessor period from January 1, 2022 to October 2, 2022, the Company paid dividends of $400,000 to Infinex Holdings.

In addition, for the Predecessor period from January 1, 2022 to October 2, 2022 with respect to a line of credit at Infinex Holdings, a pledge of a 51% security interest of the issued and outstanding capital stock of Infinex was granted.

As described in Note 1, in connection with the share exchange between Infinex and Infinex Holdings in May 2015, all shares in the restricted stock plan of Infinex were also exchanged for shares of Infinex Holdings. Since the shares are awarded and earned based on the efforts of the employee at Infinex, the related share-based compensation costs continue to be reported as an expense of Infinex. For the Predecessor period from January 1, 2022 to October 2, 2022 compensation expense was approximately $915,000. See Note 13 for additional information regarding the Restricted Stock Plan.

For the Predecessor period January 1, 2022 to October 2, 2022 approximately $12,375 was paid to a related party of a shareholder and Executive Officer for various business expenses. In addition, approximately $3,600 was paid to a shareholder for bank fees and the Company received approximately $10,675 in interest income from the same shareholder for the period from January 1, 2022 to October 2, 2022.

For the Successor period from October 3, 2022 to December 31, 2022, the Company processed and paid approximately $9,000 of expenses for Infinex Holdings. In addition, the Company provided cash advances of approximately $111,000 to Infinex Holdings for the Successor period from October 3, 2022 to December 31, 2022. The amount due from Infinex Holdings at December 31, 2022 was approximately $292,000.

For the Successor period from October 3, 2022 to December 31, 2022, the Company processed and paid approximately $29,000 of expenses for AGHI. In addition, the Company paid approximately $1,063,000 of allocated salary and benefit costs from Advisor Group Inc.("AGI"), a wholly owned subsidiary of AGHI. The amount due from AGHI at December 31, 2022 was approximately $1,092,000.

For the Successor period from October 3, 2022 to December 31, 2022, AGI processed and paid approximately $2,275,000 of contract advances to customers for the Company. In addition, AGI paid approximately $9,075,000 of salary and benefits and allocated approximately $661,700 of insurance, professional services, and travel expenses to the Company. The Company paid reimbursements to AGI of approximately $9,335,000. At December 31, 2022 the amount due to AGI was approximately $2,678,000.

For the Successor period from October 3, 2022 to December 31, 2022, approximately $35,000 was paid to a related party of an Executive Officer for various business expenses.

For the Successor period from October 3, 2022 to December 31, 2022, commissions of approximately $86,000 were received from related parties of AGHI and other brokerage income of approximately $28,000 was received from a wholly owned subsidiary of AGHI.

Note 10 - Subordinated Debt

In November 2015, the Company received proceeds from a $3,000,000 subordinated loan from its' clearing firm with interest at the Alternate Base Rate, which is equal to the higher of the Prime Rate or the Fed Funds Effective Rate, plus 5%. Under the terms of the loan, principal is payable in seven equal annual installments of $428,571, plus accrued interest if not otherwise forgiven as described herein. Under the terms of the agreement, on each anniversary of the closing date and on the scheduled maturity date, one seventh of the total loan and all interest amounts that have accrued on the loan shall be forgiven as long as an event of default has not occurred, an event of acceleration has not occurred, the clearing agreement has not been terminated and the lender has received revenue under the clearing agreement over the prior twelve months of a minimum of $750,000.

This loan was subordinated to the claims of creditors and qualified as an addition to net capital under Rule 15c3-1 of the Securities and Exchange Commission. In the event of the Company not meeting the threshold for forgiveness, repayment is dependent on the Company meeting certain minimum net capital requirements and approval from FINRA.

Note 11 - Leases

The Company has obligations as a lessee for office space, automobiles and other office equipment with initial noncancellable terms in excess of one year. The Company classified these leases as operating leases. Some of these leases contain renewal options for periods ranging from 3 to 5 years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from the lease payments. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space leases require it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

For office space and automobiles, the Company has elected to account for each separate lease component of a contract and its associated non-lease components (lessor-provided maintenance) as a single lease component. For office equipment (copiers and fax machines), the Company has elected to account for separate lease components of a contract from its associated non-lease components (lessor-provided maintenance) whose costs were obtained from the lessor.

The implicit interest rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The weighted average discount rate used to discount operating lease liabilities at December 31, 2022 was 4.53%.

As of December 31, 2022, the weighted average remaining lease term for operating leases was 7.3 months.

Amounts disclosed for ROU assets obtained in exchange for lease obligations and reductions of ROU assets resulting from reductions to lease obligations include amounts added to or reduced from the carrying amount of ROU assets resulting from new leases, lease modifications or reassessments.

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2022 are as follows:

Year Ending		Amount
2023	$	226,710
Total undiscounted lease payments	$	226,710
Less: imputed interest		(3,271)
Total lease liability	$	223,439

Note 12 - Commitments and Contingencies

Employment agreements

The Company entered into an employment agreement with its Chief Executive Officer (the "CEO Agreement") for the period January 1, 2002 through December 31, 2004, with automatic one-year renewals on the first day of January each year thereafter, which was amended on September 1, 2021. The CEO Agreement provides for an initial stipulated base salary and is reviewed annually in November. In addition to the base salary, the CEO Agreement also provides for additional incentive compensation. As discussed in Note 1, on October 3, 2022, Merger Sub merged with and into Infinex Holdings, with Infinex Holdings surviving as a wholly-owned subsidiary of AGHI. Effective October 3, 2022 the Company's CEO agreement was terminated and AGHI together AGHI's subsidiaries entered into an employment agreement with the company's Chief Executive Officer (the "AGHI CEO Agreement"). The AGHI CEO Agreement provides a stipulated base salary through December 31, 2023. Beginning January 1, 2024 the AGHI CEO Agreement provides for a stipulated base salary which will be reviewed from time to time. In addition to the base salary, the AGHI CEO Agreement provides for additional incentive compensation.

On January 22, 2002, the Company entered into a Split Dollar Agreement with its Chief Executive Officer. Under the terms of this agreement, the Chief Executive Officer purchased a life insurance policy and the Company pays all of the premiums annually as they become due. The Company retains an interest in the policy which is the lesser of the policy's cash value or the sum of premiums paid and is included in the statement of financial condition in other assets (see Note 5). In the Predecessor period from January 1, 2022 to October 3, 2022, the annual premium of $17,801 was paid on the policy.

On April 1, 2004, the Company entered into an employment agreement with its Senior Executive Vice President (the "SEVP Agreement") which was amended on September 1, 2021. The SEVP Agreement provides for an initial stipulated base salary which is reviewed annually in December. In addition to the base salary, the SEVP Agreement also provides for additional incentive compensation. As discussed in Note 1, on October 3, 2022, Merger Sub merged with and into Infinex Holdings, with Infinex Holdings surviving as a wholly-owned subsidiary of AGHI. Effective October 3, 2022 the Company's SEVP agreement was terminated and AGHI together AGHI's subsidiaries entered into an employment agreement with the company's Senior Executive Vice President (the "AGHI SEVP Agreement"). The AGHI SEVP Agreement provides a stipulated base salary which will be reviewed from time to time. In addition to the base salary, the AGHI SEVP Agreement provides for additional incentive compensation.

On March 1, 2016, the Company entered into an employment agreement with one of its Executive Vice Presidents (the "EVP Agreement") which was amended on September 1, 2021 for the period September 1, 2021 through August 31, 2022 with automatic one-year renewals on the first day of September each year thereafter. The EVP Agreement provides for an initial stipulated base salary which will be reviewed annually in December. In addition to the base salary, the EVP Agreement also provides for additional incentive compensation.

On September 1, 2021, the Company entered into an employment agreement with one of its Executive Vice Presidents (the "EVP Agreement") for the period September 1, 2021 through August 31, 2022, with automatic one-year renewals on the first day of September each year thereafter. The EVP Agreement provides for an initial stipulated base salary which will be reviewed annually in December. In addition to the base salary, the EVP Agreement also provides for additional incentive compensation.

Clearing Firm

The Company has entered into an agreement with its clearing firm that includes cost reimbursement and certain early contract termination fees through 2024. The termination fees are as follows:

Year Ending	Amount
2023	$7,500,000 plus reasonable and documentable deconversion related expenses
2024	$7,500,000 plus reasonable and documental deconversion related expenses

The Company has no intention of terminating their agreement with their clearing firm.

Litigation, claims and assessments

In the normal course of business, the Company is involved in various matters relating to claims and assessments. In the opinion of management, any liabilities that may arise as a result of such claims or assessments, will not have a material adverse effect, individually or in the aggregate, on the Company's financial position or results of operations. In accordance with ASC 450 Contingencies, as of December 31, 2022 approximately $430,000 has been accrued for legal and regulatory matters. These liabilities are included in accounts payable and accrued liabilities.

Note 13 - Employee Benefits

401(k) Profit Sharing Plan

On January 1, 2008 the Company adopted a 401(k) Profit Sharing Plan ("the Plan"). The Plan covers all employees meeting specific eligibility requirements. Under the Plan, employees voluntarily contribute certain amounts through salary deferral accounts in an amount not to exceed annual limitations imposed by the IRS. The Plan provides a non-elective contribution equal to 3% of the employees' compensation for the Plan Year. In addition, the Company can elect to contribute an additional discretionary amount, to be allocated by employee groups, in any Plan year.

As discussed in Note 1, on October 3, 2022, Merger Sub merged with and into Infinex Holdings, with Infinex Holdings surviving as a wholly-owned subsidiary of AGHI. At that time, the Company's employees became employees of Advisor Group Inc. ("AGI"), a wholly owned subsidiary of AGHI and were immediately eligible to participate in AGI's 401(k) Plan. AGI's 401k plan allows eligible employees to contribute a portion of their income in accordance with plan-specified guidelines. For eligible employees, AGI's 401k plan provides a dollar for dollar match up to the first 4% of eligible compensation, and a 50% match on the next 2% of eligible compensation on employee contributions.

Supplemental Deferred Compensation Savings Plan

Effective December 2011, the Company implemented a Supplemental Deferred Compensation Savings Plan ("the Deferred Compensation Plan"). The Deferred Compensation Plan covers members of the Board of Directors and eligible employees. Under the Deferred Compensation Plan, the Board of Directors and eligible employees voluntarily contribute eligible compensation. In addition, the Company can elect to contribute a discretionary amount, to be allocated to Board members or employees, based on its discretion, in any Plan year. Employer contributions to the Deferred Compensation Plan are 100% vested on December 31st of the third consecutive calendar year following the Employer contributions or according to the vesting schedule declared for the specific contributions. As discussed in Note 1, on October 3, 2022, Merger Sub merged with and into Infinex Holdings, with Infinex Holdings surviving as a wholly-owned subsidiary of AGHI. Per the Deferred Compensation Plan, participants shall become 100% vested upon a change in control. At December 31, 2022, the obligation

of the Supplemental Deferred Compensation Plan of $2,687,000 is included in accounts payable and accrued expenses on the Company's consolidated statement of financial condition.

Restricted stock

Effective December 2013, the Company adopted a Restricted Stock Plan (the "Stock Plan"). The Stock Plan provides awards to certain executive officers and employees who are deemed eligible by the Board of Directors. The maximum number of shares of stock for which Restricted Stock Grants may be made under the Stock Plan is 8,693.

The initial grants of 6,519 awarded in 2013, were vested over seven years, with initial vesting on the date of grant. An additional 2,866 grants were awarded in 2021 which will be time vested over 4 years, with the initial vesting on December 1, 2021. The Company recognizes share-based compensation for restricted stock awards to its employees by measuring such awards at their grant date fair value. Share-based compensation is recognized ratably over the requisite service period, which is equal to the vesting period. As discussed in Note 1, on October 3, 2022, Merger Sub merged with and into Infinex Holdings, with Infinex Holdings surviving as a wholly-owned subsidiary of AGHI. Per the Stock Plan, participants shall become 100% vested upon a change in control.

Note 14 - Securities Sold, Not Yet Purchased

The Company sold securities short with a fair value of $4,168 at December 31, 2022. Cash and other securities on deposit with the Company's clearing organization exceeded $4,168 at December 31, 2022.

Note 15 - Off-Balance-Sheet Risk and Concentration of Credit Risk

As discussed in Note 1, the Company's customers' securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds, and receipt and delivery of securities relative to customer transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 16 - Subsequent Events

The Company has evaluated events or transactions that occurred after December 31, 2022 and through the time the statement of financial condition was issued on February 27, 2023 for potential recognition or disclosure in the statement of financial condition.

Note 17 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum level of net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company calculates net capital under Rule 15c3-1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital (as defined) of approximately $24,315,000, which was in excess of its required net capital by approximately $22,891,000. The Company's net capital ratio at December 31, 2022, was 0.88 to 1.